

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2023

David L. Goodin
President and Chief Executive Officer
Knife River Holding Co
1150 West Century Avenue
Bismarck, ND 58503

  Re: Knife River Holding Co
    Amendment No. 1 to
    Draft Registration Statement on Form 10-12B
    Submitted February 3, 2023
    CIK No. 0001955520

Dear David L. Goodin:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2023 letter

Draft Registration Statement on Form 10-12B Submitted February 3, 2023

Notes to Consolidated Financial Statements
Note 16 - Business Segment Data, page F-28

1. We note your revisions to this footnote for the reconciliations of reportable segment revenues and assets to the consolidated totals in response to prior comment 16. However, it appears that the reconciliation of reportable segment profit or loss (i.e. Total segment EBITDA) was not similarly revised. In addition, as noted in FASB ASC 280-10-55-49, reconciliations are also required to be shown for every other significant item of information disclosed (see paragraph 280-10-50-30(d)). Please further revise your

disclosures accordingly.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the mining related matters. Please contact Anuja Majmudar, Staff Attorney, at (202) 551-3844 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John L. Robinson